

Entity Profile Information

Viewed on February 10, 2023

NFA ID 0399337 WELLS FARGO BANK NATIONAL ASSOCIATION

Current Status Information

Branch ID	Status	Effective Date
	NFA MEMBER APPROVED	05/01/2013
	SWAP DEALER PROVISIONALLY REGISTERED	12/31/2012

Status History Information

Status	Effective Date
NFA MEMBER APPROVED	05/01/2013
SWAP DEALER PROVISIONALLY REGISTERED	12/31/2012
NFA MEMBER PENDING	11/26/2012
SWAP DEALER PENDING	11/26/2012

NFA ID 0299086 **WELLS FARGO INVESTMENT INSTITUTE INC**

PRINCIPAL WITHDRAWN	06/09/2022
PRINCIPAL APPROVED	07/12/2017
PRINCIPAL PENDING	07/06/2017

Outstanding Requirements

Annual Due Date: 5/1/2023

4S SUBMISSIONS IN REVIEW

FIRM DISCIPLINARY INFORMATION IN REVIEW

Disciplined Employee Summary



Business Information

Viewed on February 10, 2023

NFA ID 0399337 WELLS FARGO BANK NATIONAL ASSOCIATION

Name	**WELLS FARGO BANK NATIONAL ASSOCIATION**
Form of Organization	**US FEDERALLY CHARTERED BANK**
Federal EIN	**Not provided**

Business Address

Street Address 1	**101 N. PHILLIPS AVENUE**
City	**SIOUX FALLS**
State (United States only)	**SOUTH DAKOTA**
Zip/Postal Code	**57104**
Country	**UNITED STATES**
Phone Number	**212-214-6236**
Fax Number	**Not provided**
Email	**Not provided**
Website/URL	**WWW.WELLSFARGO.COM**
CRD/IARD ID	**Not provided**
	US FEDERALLY CHARTERED BANK
	F



Other Names

WELLS FARGO BANK NA
ALIAS



Location of Business Records

Viewed on February 10, 2023

NFA ID 0399337 WELLS FARGO BANK NATIONAL ASSOCIATION

Street Address 1	**550 SOUTH TRYON STREET**
Street Address 2	**6TH FLOOR**
Street Address 3	**D1086-060**
City	**CHARLOTTE**
State	**NORTH CAROLINA**
Zip/Postal Code	**28202**
Country	**UNITED STATES**



NFA

Principal Information

Viewed on February 10, 2023

NFA ID 0399337 WELLS FARGO BANK NATIONAL ASSOCIATION

Individual Information

NFA ID	**0427544**
Name	**ALLEN, RENEE**
Title(s)	**HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**12-20-2012**

NFA ID	**0244096**
Name	**BARRY, JUDITH**
Title(s)	**HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**01-10-2023**

NFA ID	**0538233**
Name	**BENNETT, NICHOLAS WILLIAM**
Title(s)	**HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**03-30-2021**

NFA ID	**0477406**
Name	**BONNER, BENJAMIN THOMAS**
Title(s)	**HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**05-20-2014**

NFA ID	**0303002**
Name	**CHANCY, MARK ALAN**
Title(s)	**DIRECTOR**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**10-21-2020**

NFA ID	**0537300**
Name	**CLINGHAM JR, JAMES HOWARD**
TItle(s)	**HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**03-01-2021**

NFA ID	**0200242**
Name	**CRAVER, THEODORE F JR**
TItle(s)	**DIRECTOR**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**08-22-2019**

NFA ID	**0447669**
Name	**DIETZ, CHARLES EDWARD**
TItle(s)	**HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**03-03-2022**

NFA ID	**0427087**
Name	**GNALL, JAMES WILLIAM**
TItle(s)	**HEAD OF BUSINESS UNIT, DIVISION OR FUNCTION**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**12-03-2021**

NFA ID	**0552982**
Name	**HEITMAN, BRADFORD JACK**
TItle(s)	**HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**12-12-2022**

NFA ID	**0554229**
Name	**HINDMAN, VINCENT PAUL**
TItle(s)	**HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION**
10% or More Interest	**No**
Status	**PENDING**

Effective Date	**02-06-2023**
NFA ID	**0546565**
Name	**KEARNS, WILLIAM JOSEPH**
TItle(s)	**HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**02-25-2022**
NFA ID	**0300619**
Name	**KOHN, MARK JONATHAN**
TItle(s)	**HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**02-23-2021**
NFA ID	**0552260**
Name	**MACCHIO, PETER**
TItle(s)	**CHIEF COMPLIANCE OFFICER**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**10-20-2022**
NFA ID	**0550747**
Name	**MARCHAL, CHRISTOPHER**
TItle(s)	**HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**09-19-2022**
NFA ID	**0547721**
Name	**MARRIOTT, JAMES DOUGLAS**
TItle(s)	**HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**04-01-2022**
NFA ID	**0524015**
Name	**MORRIS, MARIA**
TItle(s)	**DIRECTOR**
10% or More Interest	**No**

Status	**APPROVED**
Effective Date	**10-02-2019**

NFA ID	**0452535**
Name	**MULLINS, TIMOTHY PAUL**
TItle(s)	**HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**05-02-2018**

NFA ID	**0264809**
Name	**ONEILL, JAMES PATRICK**
TItle(s)	**HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**10-05-2022**

NFA ID	**0537698**
Name	**PAPSON, ALEXANDER FRANCIS**
TItle(s)	**HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**03-26-2021**

NFA ID	**0453848**
Name	**PAYNE JR, RICHARD BANKS**
TItle(s)	**DIRECTOR**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**07-22-2020**

NFA ID	**0548924**
Name	**PECK, CHARLES**
TItle(s)	**HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**07-14-2022**

NFA ID	**0527366**
Name	**POWELL, SCOTT E**
TItle(s)	**CHIEF OPERATING OFFICER**

10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**12-30-2019**

NFA ID	**0544708**
Name	**PRIMAVERA, TODD G**
TItle(s)	**HEAD OF BUSINESS UNIT, DIVISION OR FUNCTION**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**01-26-2022**

NFA ID	**0524035**
Name	**PUJADAS, JUAN**
TItle(s)	**DIRECTOR**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**09-05-2019**

NFA ID	**0534329**
Name	**SANTOMASSIMO, MICHAEL**
TItle(s)	**CHIEF FINANCIAL OFFICER**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**11-23-2020**

NFA ID	**0288529**
Name	**SCHARF, CHARLES WILLIAM**
TItle(s)	**CHIEF EXECUTIVE OFFICER**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**10-25-2019**

NFA ID	**0482001**
Name	**SHARRETT, THAD MARCUS**
TItle(s)	**HEAD OF BUSINESS UNIT, DIVISION OR FUNCTION**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**10-23-2020**

| NFA ID | **0534066** |
| Name | **WAN, MAN YI MANDY** |

TItle(s)	**HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**01-07-2021**

NFA ID	**0457027**
Name	**WEISS, JONATHAN GEOFFREY**
TItle(s)	**HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**04-13-2021**

Holding Company Information

NFA ID	**0451284**
Full Name	**WFC HOLDINGS LLC**
10% or More Interest	**Yes**
Status	**APPROVED**
Effective Date	**11-30-2012**



Principal Name and Financial Interest

Viewed on February 10, 2023

NFA ID 0399337 WELLS FARGO BANK NATIONAL ASSOCIATION

Past Firms

Sponsor ID	Sponsor Name	Title(s)	10% or more interest?
0299086	WELLS FARGO INVESTMENT INSTITUTE INC		Y



Non-U.S. Regulator Information

Viewed on February 10, 2023
NFA ID 0399337 WELLS FARGO BANK NATIONAL ASSOCIATION

List of Non-U.S. Regulator(s) During The Past 5 Years

Country	Regulator Name
BRAZIL	BANCO CENTRAL DO BRASIL/BRAZILIAN CENTRAL BANK
CAYMAN ISLANDS	CAYMAN ISLANDS MONETARY AUTHORITY
UNITED ARAB EMIRATES	DUBAI FINANCIAL SERVICES AUTHORITY
COLOMBIA	SUPERINTENDENCIA FINANCIERA DE COLOMBIA
VIETNAM	STATE BANK OF VIETNAM
TAIWAN (CHINESE TAIPEI)	FINANCIAL SUPERVISORY COMMISSION
INDIA	RESERVE BANK OF INDIA
CHINA	PEOPLES BANK OF CHINA
CHINA	CHINA BANKING REGULATORY COMMISSION
CANADA	OFFICE OF THE SUPERINTENDENT OF FINANCIAL INSTITUTIONS
REPUBLIC OF KOREA	BANK OF KOREA
AUSTRALIA	AUSTRALIAN PRUDENTIAL REGULATION AUTHORITY
REPUBLIC OF KOREA	FINANCIAL SERVICES COMMISSION/FINANCIAL SUPERVISORY SERVICE
REPUBLIC OF KOREA	MINISTRY OF FINANCE AND ECONOMY
CHINA	CHINA BANKING AND INSURANCE REGULATORY COMMISSION
UNITED KINGDOM	PRUDENTIAL REGULATORY AUTHORITY
UNITED KINGDOM	FINANCIAL CONDUCT AUTHORITY
HONG KONG	HONG KONG MONETARY AUTHORITY
SINGAPORE	MONETARY AUTHORITY OF SINGAPORE
JAPAN	BANK OF JAPAN
CHINA	STATE ADMINSTRATION OF FOREIGN EXCHANGE

TAIWAN (CHINESE TAIPEI)	CENTRAL BANK OF THE REPUBLIC OF CHINA
JAPAN	FINANCIAL SERVICES AGENCY
REPUBLIC OF KOREA	MINISTRY OF STRATEGY AND FINANCE



Registration Contact Information

Viewed on February 10, 2023

NFA ID 0399337 WELLS FARGO BANK NATIONAL ASSOCIATION

First Name	**RENEE**
Last Name	**ALLEN**
Title	**COMPLIANCE SR DIRECTOR**
Street Address 1	**550 SOUTH TRYON STREET**
Street Address 2	**6TH FLOOR**
Street Address 3	**MAC D1086-060**
City	**CHARLOTTE**
State (United States only)	**NORTH CAROLINA**
Zip/Postal Code	**28202**
Country	**UNITED STATES**
Phone	**704-410-2151**
Fax	**704-410-0238**
Email	**RENEE.ALLEN@WELLSFARGO.COM**



Enforcement/Compliance Communication Contact Information

Viewed on February 10, 2023

NFA ID 0399337 WELLS FARGO BANK NATIONAL ASSOCIATION

First Name	**RENEE**
Last Name	**ALLEN**
Title	**SR DIRECTOR**
Street Address 1	**550 SOUTH TRYON STREET**
Street Address 2	**6TH FLOOR**
Street Address 3	**MAC D1086-060**
City	**CHARLOTTE**
State (United States only)	**NORTH CAROLINA**
Zip/Postal Code	**28202**
Country	**UNITED STATES**
Phone	**704-410-2151**
Fax	**704-410-0238**
Email	**RENEE.ALLEN@WELLSFARGO.COM**

First Name	**PAM**
Last Name	**FRAZIER**
Title	**OPERATIONAL RISK CONSULTANT**
Street Address 1	**550 S TRYON ST, 5TH FLOOR**
Street Address 2	**MAC D1086-051**
City	**CHARLOTTE**
State (United States only)	**NORTH CAROLINA**
Zip/Postal Code	**28202**
Country	**UNITED STATES**
Phone	**704-410-1916**
Fax	**704-383-1545**
Email	**PAM.FRAZIER@WELLSFARGO.COM**

First Name	**NICK**
Last Name	**IULIUCCI**
Title	**DIRECTOR**
Street Address 1	**150 E 42ND ST, 35TH FLOOR**
Street Address 2	**MAC J0161-359**
City	**NEW YORK**
State (United States only)	**NEW YORK**
Zip/Postal Code	**10017**
Country	**UNITED STATES**
Phone	**212-214-6907**

Email	**NICK.IULIUCCI@WELLSFARGO.COM**

First Name	**PETER**
Last Name	**MACCHIO**
Title	**CHIEF COMPLIANCE OFFICER**
Street Address 1	**500 W. 33RD STREET**
Street Address 2	**30 HUDSON YARDS**
City	**NEW YORK**
State (United States only)	**NEW YORK**
Zip/Postal Code	**10001**
Country	**UNITED STATES**
Phone	**212-214-1109**
Email	**PETER.MACCHIO@WELLSFARGO.COM**

First Name	**RAFFIE**
Last Name	**MARKARIAN**
Title	**COMPLIANCE MANAGER**
Street Address 1	**375 PARK AVE**
City	**NEW YORK**
State (United States only)	**NEW YORK**
Zip/Postal Code	**10152**
Country	**UNITED STATES**
Phone	**212-214-5721**
Email	**RAFFIE.MARKARIAN@WELLSFARGO.COM**

First Name	**STEPHEN**
Last Name	**MONTGOMERY**
Title	**COMPLIANCE MANAGER**
Street Address 1	**10 S WACKER DR**
City	**CHICHAGO**
State (United States only)	**ILLINOIS**
Zip/Postal Code	**60606**
Country	**UNITED STATES**
Phone	**312-368-6481**
Email	**STEPHEN.B.MONTGOMERY@WELLSFARGO.COM**



Membership Information

Viewed on February 10, 2023

NFA ID 0399337 WELLS FARGO BANK NATIONAL ASSOCIATION

Indicate the category in which the Member intends to vote on NFA membership matters. **SWAP DEALER**

U.S. Regulator Information

Is the firm currently regulated by any of the regulators listed below? **Yes**

**THE BOARD OF GOVERNORS OF THE FEDERAL RESERVE SYSTEM
THE FARM CREDIT ASSOCIATION
THE FEDERAL DEPOSIT INSURANCE CORPORATION
THE FEDERAL HOUSING FINANCE AGENCY
THE OFFICE OF THE COMPTROLLER OF THE CURRENCY**



Membership Contact Information

Membership Contact

First Name	**RENEE**
Last Name	**ALLEN**
Title	**SR DIRECTOR**
Street Address 1	**550 SOUTH TRYON STREET**
Street Address 2	**6TH FLOOR**
Street Address 3	**MAC D1086-060**
City	**CHARLOTTE**
State (United States only)	**NORTH CAROLINA**
Zip/Postal Code	**28202**
Country	**UNITED STATES**
Phone	**704-410-2151**
Fax	**704-410-0238**
Email	**RENEE.ALLEN@WELLSFARGO.COM**

Accounting Contact

First Name	**ILIANA**
Last Name	**DIMITROVA**
Title	**MANAGER**
Street Address 1	**DCS BROKERAGE**
Street Address 2	**301 S COLLEGE ST, 7TH FLOOR**
Street Address 3	**MAC D1053-070**
City	**CHARLOTTE**
State (United States only)	**NORTH CAROLINA**
Zip/Postal Code	**28202**
Country	**UNITED STATES**
Phone	**704-410-8491**
Fax	**704-383-0126**
Email	**DCSBROKERAGE@WELLSFARGO.COM**

Arbitration Contact

First Name	**STEPHEN**
Last Name	**MONTGOMERY**
Title	**COMPLIANCE DIRECTOR**
Street Address 1	**10 S WACKER DR**
City	**CHICAGO**
State (United States only)	**ILLINOIS**
Zip/Postal Code	**60606**
Country	**UNITED STATES**
Phone	**312-368-6481**
Email	**STEPHEN.B.MONTGOMERY@WELLSFARGO.COM**

Compliance Contact

First Name	**STEPHEN**
Last Name	**MONTGOMERY**
Title	**COMPLIANCE DIRECTOR**
Street Address 1	**10 S WACKER DR**
City	**CHICAGO**
State (United States only)	**ILLINOIS**
Zip/Postal Code	**60606**
Country	**UNITED STATES**
Phone	**312-368-6481**
Email	**STEPHEN.B.MONTGOMERY@WELLSFARGO.COM**

Chief Compliance Officer Contact

First Name	**PETER**
Last Name	**MACCHIO**
Title	**CHIEF COMPLIANCE OFFICER**
Street Address 1	**500 W. 33RD STREET**
Street Address 2	**30 HUDSON YARDS**
City	**NEW YORK**
State (United States only)	**NEW YORK**
Zip/Postal Code	**10007**
Country	**UNITED STATES**
Phone	**212-214-1109**
Email	**PETER.MACCHIO@WELLSFARGO.COM**



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NFA ID 0399337 Enter WELLS FARGO BANK NATIONAL ASSOCIATION

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